Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORIX Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-160409 and No. 333-160410) on Form F-3 of ORIX Corporation of our reports dated June 27, 2012, with respect to the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2012, which reports appear in the March 31, 2012 annual report on Form 20-F of ORIX Corporation.

KPMG AZSA LLC

Tokyo, Japan

Date: June 27, 2012

15.1-1